Report of Independent Registered Public Accounting Firm


To the Board of Directors of
SEI Opportunity Fund, L.P.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the SEI Opportunity Fund, L.P. (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2005. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2005, and with respect to agreement of partnership investment subscriptions and liquidations, for the period from July 31, 2005 (date of our last examination), through December 31, 2005:

o Count and inspection of all partnership investment agreements held by SEI Private Trust Company, the Fund's Custodian, without prior notice to management;

o Agreement of the investment partnership balance held by the Fund with the SEI Opportunity Master Fund, L.P.'s accounting records;

o Reconciliation of all such partnership investments to the books and records of the Fund and the Custodian;

o Agreement of all the investment partnership subscriptions and liquidations since our last report to the bank statements of the SEI Opportunity Fund, L.P.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the SEI Opportunity Fund, L.P. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2005, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of SEI Opportunity Fund, L.P. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                              Ernst & Young LLP


Philadelphia, PA
April 21, 2006


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  FUND NAME                                                       STATE                     REGISTRATION         FILE NUMBER

  SEI Opportunity Fund, L.P.
                                                                  ALASKA                    OTHER                        60047738
                                                                  ALABAMA                   ANNUAL
                                                                  ARKANSAS                  ANNUAL                       60015648
                                                                  ARIZONA                   ANNUAL                         37287
                                                                  CALIFORNIA                ANNUAL
                                                                  COLORADO                  ANNUAL                    IC 2004-26-417
                                                                  CONNECTICUT               ANNUAL                        1026549
                                                                  DISTRICT OF COLUMB        ANNUAL                       60020415
                                                                  DELAWARE                  ANNUAL                         44188
                                                                  GEORGIA                   OTHER                      SC-MF-047975
                                                                  HAWAII                    ANNUAL
                                                                  IOWA                      ANNUAL                        I-56998
                                                                  IDAHO                     ANNUAL                         56986
                                                                  ILLINOIS                  ANNUAL                       60016938
                                                                  INDIANA                   OTHER                       04-0052 RC
                                                                  KANSAS                    ANNUAL                     2004S0000597
                                                                  KENTUCKY                  ANNUAL
                                                                  LOUISIANA                 ANNUAL                         97449
                                                                  MASSACHUSETTS             ANNUAL
                                                                  MARYLAND                  ANNUAL                      SM20040128
                                                                  MAINE                     ANNUAL                       10004095
                                                                  MICHIGAN                  ANNUAL                        941721
                                                                  MINNESOTA                 GOOD UNTIL SOLD              R-46039.1
                                                                  MISSOURI                  ANNUAL
                                                                  MISSISSIPPI               ANNUAL                       60035171
                                                                  MONTANA                   ANNUAL                         51751
                                                                  NORTH CAROLINA            ANNUAL
                                                                  NORTH DAKOTA              ANNUAL                         AM094
                                                                  NEBRASKA                  ANNUAL
                                                                  NEW HAMPSHIRE             GOOD UNTIL SOLD
                                                                  NEW JERSEY                ANNUAL                       BEM-2470
                                                                  NEW MEXICO                ANNUAL                         16870
                                                                  NEVADA                    ANNUAL
                                                                  NEW YORK                  OTHER                        S30-57-33
                                                                  OHIO                      OTHER                          45780
                                                                  OKLAHOMA                  ANNUAL                      SE-2120394
                                                                  OREGON                    ANNUAL                       2004-110
                                                                  PENNSYLVANIA              ANNUAL                     2004-01-048MF
                                                                  PUERTO RICO               ANNUAL                        S-29735
                                                                  RHODE ISLAND              ANNUAL
                                                                  SOUTH CAROLINA            ANNUAL                        MF15270
                                                                  SOUTH DAKOTA              ANNUAL                         31097
                                                                  TENNESSEE                 ANNUAL                       RM05-1687
                                                                  TEXAS                     GOOD UNTIL SOLD               C 73434
                                                                  UTAH                      ANNUAL                      006-9086-33
                                                                  VIRGINIA                  GOOD UNTIL SOLD               140023
                                                                  VERMONT                   ANNUAL                      1/21/04-07
                                                                  WASHINGTON                GOOD UNTIL SOLD              60036315
                                                                  WISCONSIN                 ANNUAL                       471673-03
                                                                  WEST VIRGINIA             GOOD UNTIL SOLD              MF 49038
                                                                  WYOMING                   OTHER                          23067


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